Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                          April 25, 2011

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

         Re: AllianceBernstein Corporate Shares - AllianceBernstein Tax-Aware Real Return Income Shares
               Post-Effective Amendment No. 9
               File Nos. 333-112207 and 811-21497

Dear Ms. Stirling:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Corporate Shares on behalf of its series, AllianceBernstein Tax-Aware Real Return Income Shares (the "Fund"), as provided orally to Young Seo of this office on March 24, 2011. The Staff's comments and our responses are discussed below.

Prospectus
----------

Comment 1   Fees and Expenses of the Fund: Please confirm that the Fund pays no acquired fund fees and expenses.

Response:   The Fund has not commenced operations.

Comment 2   Principal Strategies: The first sentence of the second paragraph states that "[t]he Fund pursues its objective by investing principally in municipal securities that pay interest exempt from federal taxation." A disclosure similar to the one in the Statement of Additional Information should be included in the Principal
            Strategies section of the Prospectus also. The first sentence in the "Alternative Minimum Tax" section under "Information About the Fund and Its Investments" of the SAI states that "[a]s a matter of fundamental policy, the Fund invests, under normal circumstances, at least 80% of its net assets in municipal securities that pay interest that is exempt from federal income tax."

Response:   The disclosure in the SAI has been deleted. The Fund does not have a policy to invest 80% of its assets in municipal securities.

Comment 3   Principal Strategies: The first sentence of the fifth paragraph states that the Fund may make significant use of derivatives. As reflected in the Staff letter to ICI regarding derivatives (the "ICI
            Letter"), disclosure of the Fund's use of derivatives should include the extent of the Fund's use of derivatives. Furthermore, as explained in the ICI Letter, the disclosure should provide an explanation of the purpose of the use of derivatives. The second sentence of the fifth paragraph states that "[t]o provide inflation protection, the Fund will enter into various kinds of inflation swap agreements." If there are any other purposes for which derivatives are used, other than the one currently disclosed, those purposes should also be disclosed.

Response:   We believe the disclosure appropriately describes the Fund's use of derivatives and have not revised the disclosure in response to this comment.

Comment 4   Principal Strategies: In the sixth paragraph, the last bullet point
            ("derivatives, such as options, futures, forwards and swaps") may be deleted since the Fund's use of derivatives has already been discussed in the preceding paragraph.

Response:   We have revised the disclosure in response to this comment.

Comment 5   Principal Strategies: The first sentence of the last paragraph states that "[t]he Fund may make short sales of securities or maintain a short position". Any short sale expenses should be disclosed in the fee table under the heading "Other Expenses".

Response:   The Fund has not commenced operations and does not have short sale expenses to disclose in the Fee Table.

Comment 6   Principal Risks - Credit Risk: The last sentence states that
            "[i]nvestments in fixed-income securities with lower ratings tend to have a higher probability that an issuer will default or fail to meet its payment obligations." Please include a disclosure that these fixed-income securities are commonly known as "junk bonds" and that they are considered "speculative".

Response:   We have revised the disclosure in response to this comment to note that the fixed-income securities are commonly known as "junk bonds" but we have not described them as speculative. We believe that disclosing the risks of these fixed-income securities is appropriate and that the use of the term "speculative" does not impart any additional information necessary for investor understanding of these securities' risks.

Comment 7   Principal Risks - Derivatives Risk: Disclosure regarding derivatives risk should be tailored to the specific purpose for which the Fund intends to use derivatives for.

Response:   We have revised the disclosure in response to this comment.

Comment 8   Purchase and Sale of Fund Shares: The second sentence of the first paragraph states that "[s]hares of the Fund are offered exclusively through registered investment advisers approved by the Adviser." The second paragraph, however, states that "[y]ou may sell (redeem) your shares through your broker-dealer". Please confirm whether the disclosure regarding redemption should also state "registered investment advisers" in lieu of "broker-dealer".

Response:   We have revised the disclosure in response to this comment.

Comment 9   Additional Information About the Fund's Risks and Investments -
            Derivatives: Disclosure regarding derivatives should be tailored to the Fund's anticipated use of derivatives.

Response:   We believe that the disclosure appropriately describes derivatives in which the Fund may invest and have not revised the disclosure in response to this comment.

Comment 10  Additional Information About the Fund's Risks and Investments -
            Investments In Below Investment Grade Fixed-Income Securities:
            Please include a disclosure that these fixed-income securities are considered "speculative".

Response:   We do not believe that the addition of the word "speculative" is necessary for investor understanding of the risks of investments in below-investment grade securities as disclosed in the Prospectus and have not revised the disclosure in response to this comment.

Comment 11  Management of the Fund - Investment Adviser: A statement that the
            Adviser is responsible for all expenses should be included, as required to be included in the SAI.

Response:   Item 10(a)(iii) requires disclosure about the aggregate fee payable to the investment adviser. It does not require disclosure about who pays fund expenses or the allocation of those expenses. In addition, disclosure about the Adviser's responsibility for the Fund's expenses is included in the introduction to the Fee Table in the Summary Information at the beginning of the Prospectus. We have not revised the disclosure in response to this comment.

Comment 12  Management of the Fund - Portfolio Managers: As required under Item
            10(a)(2) of Form N-1A, a disclosure regarding the following should be included in the description of the portfolio managers: a brief description of the person's role on the team (e.g., lead member), including a description of any limitations on the person's role and the relationship between the person's role and the roles of other persons who have responsibility for the day-to-day management of the Fund's portfolio.

Response:   The disclosure lists the members of the portfolio management team with the most significant responsibility for day-to-day management of the Fund's portfolio and describes those individuals as being jointly and primarily responsible for the Fund's portfolio. There is no difference in their roles so that additional disclosure about limitations or relationships is not relevant. We have not revised the disclosure in response to this comment.

Comment 13  Appendix B - Hypothetical Investment and Expense Information: The
            third paragraph states that "[t]he chart does not reflect the fees, including the "wrap fee," paid by you to your sponsoring investment adviser" and "[t]he chart also does not reflect the sub-advisory fee paid by your sponsoring investment adviser to AllianceBernstein L.P." This disclosure does not make it clear who the "sponsoring investment adviser" is. Also, it is not clear which expenses are included in the calculation of hypothetical expenses if the hypothetical expenses do not include management fee.

Response:   The Hypothetical Investment and Expense Information is included as an Appendix to the Prospectus because it is required as a condition of a settlement agreement between the Adviser and the Office of the New York Attorney General dated September 1, 2004. It is not required by Form N-1A and we are surprised that the Staff is now commenting on it, particularly since this same disclosure has appeared in prospectuses, which have been reviewed by the Staff, for AllianceBernstein funds offered in wrap fee programs for several years. In any case, we believe the first paragraph of introduction to the investment and expense information describes who the sponsoring investment adviser is. We believe that it is also clear that the information includes a hypothetical annual expense ratio notwithstanding that the Adviser has agreed irrevocably to waive all fees and pay or reimburse all expenses, except extraordinary expenses. We have not revised the disclosure in response to this comment.

Comment 14  Appendix B - Hypothetical Investment and Expense Information: The
            last sentence of the second paragraph states that "[t]he annual expense ratio is hypothetical because AllianceBernstein L.P. has agreed irrevocably to waive all fees and pay or reimburse all expenses, except extraordinary expenses, incurred by the Fund." The use of the word, "irrevocably", appears to imply that the waiver will be in place for perpetuity, when one would think that the Adviser is agreeing to pay expenses only through the term of the current investment advisory contract. Please clarify what is meant by "irrevocably".

Response:   We reiterate our response to Comment 13 regarding the Staff's comments on Appendix B. "Irrevocably" in this context means that the Adviser has contractually agreed to waive all fees and reimburse expenses as long as the Investment Advisory Agreement is in effect.

Comment 15  Back Cover: The back cover page states that "[t]he Fund's SAI, the independent registered public accounting firm's report and financial statements in the Fund's most recent annual report to shareholders are incorporated by reference into (and are legally part of) this Prospectus." Under Rule 411(a) and General Instruction D.1.(b) of Form N-1A, the only information permitted to be incorporated into the Prospectus by reference are financial highlights information and the SAI.

Response:   We have revised the disclosure in response to this comment.

SAI
---

Comment 16  Information About the Fund and Its Investments: The first sentence under "Alternative Minimum Tax" section states that "[a]s a matter of fundamental policy, the Fund invests, under normal circumstances, at least 80% of its net assets in municipal securities that pay interest that is exempt from federal income tax." Since this is a fundamental policy, a disclosure that it may not be changed without a shareholder vote should be included. Please include this disclosure or, alternatively, move this section to the "Fundamental Investment Policies" section.

Response:   As noted above in response to Comment 2, this disclosure has been deleted.

Comment 17  Management of the Fund - The Adviser: The seventh paragraph states that the Adviser is responsible for certain expenses incurred by the Fund and the eight paragraph states that the Fund has assumed the obligation for payment of certain of its other expenses. Please provide disclosure regarding any exclusions to which expenses the Adviser is going to pay. For example, since the Fund may short securities, a disclosure should be provided regarding whether the Adviser is responsible for the short-sale expenses. If the Adviser is not responsible for those expenses, they should be included in the fee table.

Response:   We believe that the disclosure clearly describes expense that are paid by the Adviser and the expenses paid by the Fund. We have not revised the disclosure in response to this comment.

Part C
------

Comment 18  Exhibits:  Please file the amended Advisory Agreement.

Response:   We will file the amended Advisory Agreement with the 485(b) filing.

                                     * * *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                               Sincerely,

                                               /s/ Young Seo
                                               -------------
                                               Young Seo


cc:   Emilie D. Wrapp, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.



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